CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea” prepared for Nevsun Resources Ltd. dated 09 August, 2017 with effective date December 31, 2016 (the “Technical Report”).
I, Adrian Dance, P.Eng, do hereby certify that:

1	I am a Principal Consultant (Mining) with the firm of SRK Consulting (Canada) Inc. with an office at 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada.

2	I am a graduate of the University of British Columbia in 1987 where I obtained a Bachelor of Applied Science and a graduate of the University of Queensland in 1992 where I obtained a Doctorate. I have practiced my profession continuously since 1992 including eight years as a consultant and have experience working in a number of gold operations around the world.

3	I am a Professional Engineer registered with the Association of Professional Engineers & Geoscientists of British Columbia, license # 37151.

4	I have visited the Bisha property from 6 May 2017 to 10 May 2017.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43 101F1.

6	As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7	I accept professional responsibility for Sections 12, 16 as well as relevant parts of Executive Summary, Sections 24 and 25 of this technical report.

8	I have not had prior involvement with the subject property.

9	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated 09 August, 2017 at Vancouver, Canada. [“signed and sealed”] Dr. Adrian Dance, P.Eng. Principal Consultant (Mining) SRK Consulting (Canada) Inc.